Form U-13-60
                         Mutual and Subsidiary Service Companies
                                Revised February 7, 1980


                                     ANNUAL REPORT

                                     FOR THE PERIOD

                 Beginning January 1, 2000 and ending December 31, 2000


                                         TO THE

                         U.S. SECURITIES AND EXCHANGE COMMISSION

                                           OF


                        North Atlantic Energy Service Corporation

                               A Subsidiary Service Company



                          Date of Incorporation:  April 1, 1992


              State or Sovereign Power under which Incorporated or Organized:
                                        New Hampshire


               Location of Principal Executive Offices of Reporting Company:

                       Route 1, Lafayette Rd., Seabrook, NH, 03874



          Name, title and address of officer to whom correspondence concerning this report should be addressed:

   John J. Roman     V.P. & Controller    P.O. Box 270, Hartford, CT 06141-0270



          Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

                                  Northeast Utilities






                         INSTRUCTIONS FOR USE OF FORM U-13-60


1. Time of Filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

6. Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X. Section 210.3-01(c))

7. Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.




                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                            Schedule or          Page
Description of Schedules and Accounts                        Acct. No.            No.
-------------------------------------                       -----------          ----
Comparative Balance Sheet                                   Schedule I           4 - 5

Service Company Property                                    Schedule II          6 - 7

Accumulated Provision for Depreciation and
  Amortization of Service Company Property                  Schedule III           8

Investments                                                 Schedule IV            9

Accounts Receivable from Associate Companies                Schedule V            10

Fuel Stock Expenses Undistributed                           Schedule VI           11

Stores Expense Undistributed                                Schedule VII          12

Miscellaneous Current and Accrued Assets                    Schedule VIII         13

Miscellaneous Deferred Debits                               Schedule IX           14

Research, Development, or Demonstration Expenditures        Schedule X            15

Proprietary Capital                                         Schedule XI           16

Long Term Debt                                              Schedule XII          17

Current and Accrued Liabilities                             Schedule XIII         18

Notes to Financial Statements                               Schedule XIV          19

Comparative Income Statement                                Schedule XV           20

Analysis of Billing - Associate Companies                   Account 457           21

Analysis of Billing - Non-Associate Companies               Account 458           22

Analysis of Charges for Service - Associate and
Non-Associate Companies                                     Schedule XVI          23

Schedule of Expense by Department or Service
Function                                                    Schedule XVII       24 - 25

Departmental Analysis of Salaries                           Account 920           26

Outside Services Employed                                   Account 923           27

Employee Pensions and Benefits                              Account 926           28

General Advertising Expenses                                Account 930.1         29

Miscellaneous General Expenses                              Account 930.2         30

Rents                                                       Account 931           31

Taxes Other Than Income Taxes                               Account 408           32

Donations                                                   Account 426.1         33

Other Deductions                                            Account 426.5         34

Notes to Statement of Income                                Schedule XVII         35

Description of Reports or Statements
------------------------------------

Organization Chart                                                                36

Methods of Allocation                                                             37

Annual Statement of Compensation for
  Use of Capital Billed                                                           38

Signature Page                                                                    39





                 ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                            SCHEDULE I - COMPARATIVE BALANCE SHEET


Give balance sheet of the Company as of December 31 of the current and prior year.

----------------------------------------------------------------------------------------
  ACCT                   ASSETS AND OTHER DEBITS                  AS OF DECEMBER 31
----------------------------------------------------------------------------------------
                                                                     2000        1999
        SERVICE COMPANY PROPERTY                                  (Thousands of Dollars)
        ------------------------
  101   Service company property (Schedule II)                     $      0   $       0
  107   Construction work in progress (Schedule II)                       0           0
                                                                   ---------  ----------
            Total Service Company Property                                0           0
                                                                   ---------  ----------
  108   Less accumulated provision for depreciation and
        amortization of service company property (Schedule III)           0           0
                                                                   ---------  ----------
            Net Service Company Property                                  0           0
                                                                   ---------  ----------
        INVESTMENTS
        -----------
  123   Investments in associate companies (Schedule IV)                  0           0
  124   Other investments (Schedule IV)                                   0           0
                                                                   ---------  ----------
            Total Investments                                             0           0
                                                                   ---------  ----------
        CURRENT AND ACCRUED ASSETS
        --------------------------
  131   Cash                                                       $  3,078   $   1,924
  134   Special deposits                                                  0           0
  135   Working funds                                                     0           0
  136   Temporary cash investments (Schedule IV)                         17          16
  141   Notes receivable                                                  0           0
  143   Accounts receivable                                          25,586      16,604
  144   Accumulated provision of uncollectible accounts                   0           0
  146   Accounts receivable from associate companies (Schedule V)       147          18
  152   Fuel stock expenses undistributed (Schedule VI)                   0           0
  154   Materials and supplies                                            0           0
  163   Stores expense undistributed (Schedule VII)                      35          98
  165   Prepayments                                                   1,058       1,342
  174   Miscellaneous current and accrued assets (Schedule VIII)          0           0
                                                                   ---------  ----------
            Total Current and Accrued Assets                         29,921      20,002
                                                                   ---------  ----------
        DEFERRED DEBITS
        ---------------
  181   Unamortized Debt Expense                                   $      0   $       0
  184   Clearing accounts                                                 0           0
  186   Miscellaneous deferred debits (Schedule IX)                  35,248      31,980
  188   Research, development, or demonstration
        expenditures (Schedule X)                                         0           0
  190   Accumulated deferred income taxes                                 0           0
                                                                   ---------  ----------
            Total Deferred Debits                                    35,248      31,980
                                                                   ---------  ----------
            TOTAL ASSETS AND OTHER DEBITS                          $ 65,169   $  51,982
                                                                   =========  ==========



                 ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                           SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

----------------------------------------------------------------------------------------
  ACCT             LIABILITIES AND PROPRIETARY CAPITAL            AS OF DECEMBER 31
----------------------------------------------------------------------------------------
                                                                     2000        1999
                                                                  (Thousands of Dollars)
        PROPRIETARY CAPITAL
        -------------------
  201   Common stock issued  (Schedule XI)                         $      1   $       1
  211   Miscellaneous paid-in-capital (Schedule XI)                       9           9
  215   Appropriated retained earnings (Schedule XI)                      0           0
  216   Unappropriated retained earnings (Schedule XI)                    3           2
                                                                   ---------  ----------
            Total Proprietary Capital                                    13          12
                                                                   ---------  ----------
        LONG-TERM DEBT
        --------------
  223   Advances from associate companies (ScheduleXII)                   0           0
  224   Other long-term debt (Schedule XII)                               0           0
  225   Unamortized premium on long-term debt                             0           0
  226   Unamortized discount on long-term debt                            0           0
                                                                   ---------  ----------
            Total Long-Term Debt                                          0           0
                                                                   ---------  ----------
        CURRENT AND ACCRUED LIABILITIES
        -------------------------------
  231   Notes payable                                              $      0   $       0
  232   Accounts payable                                             18,946       7,736
  233   Notes payable to associate companies (Schedule XIII)              0           0
  234   Accounts payable to associate companies (Schedule XIII)       2,478       2,342
  236   Taxes accrued                                                   481         366
  237   Interest accrued                                                  0           0
  238   Dividends declared                                                0           0
  241   Tax collections payable                                           0           0
  242   Miscellaneous current and accrued
        liabilities (Schedule XIII)                                  38,626      37,523
                                                                   ---------  ----------
            Total Current and Accrued Liabilities                    60,531      47,967
                                                                   ---------  ----------
        DEFERRED CREDITS
        ----------------
  253   Other deferred credits                                     $  4,390   $   3,846
  255   Accumulated deferred investment tax credits                       0           0
                                                                   ---------  ----------
            Total Deferred Credits                                    4,390       3,846
                                                                   ---------  ----------
  282   ACCUMULATED DEFERRED INCOME TAXES                          $    235   $     157
        ---------------------------------                          ---------  ----------

            TOTAL LIABILITIES AND PROPRIETARY CAPITAL              $ 65,169   $  51,982
                                                                   =========  ==========




                 ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                          For the Year Ended December 31, 2000

                         SCHEDULE II - SERVICE COMPANY PROPERTY

-------------------------------------------------------------------------------------------
                                    BALANCE AT              RETIREMENTS           BALANCE
                                    BEGINNING               OR           OTHER    AT CLOSE
ACCT  DESCRIPTION                    OF YEAR    ADDITIONS   SALES      CHANGES(1) OF YEAR
-------------------------------------------------------------------------------------------
                                    (Thousands of Dollars)
SERVICE COMPANY PROPERTY

 301  ORGANIZATION
 303  MISCELLANEOUS INTANGIBLE PLANT
 304  LAND AND LAND RIGHTS
 305  STRUCTURES AND IMPROVEMENTS
 306  LEASEHOLD IMPROVEMENTS
 307  EQUIPMENT (2)                                            NONE
 308  OFFICE FURNITURE AND EQUIPMENT
 309  AUTOMOBILES, OTHER VEHICLES
      AND RELATED GARAGE EQUIPMENT
 310  AIRCRAFT AND AIRPORT EQUIPMENT
 311  OTHER SERVICE COMPANY
      PROPERTY (3)

  (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

      NONE


  (2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE
      COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE
      YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:
-------------------------------------------------------------------------------------------
                                                                                  BALANCE
                                                                                  AT CLOSE
          SUBACCOUNT DESCRIPTION      ADDITIONS                                   OF YEAR
-------------------------------------------------------------------------------------------
                                      (Thousands of Dollars)
                                    NONE

  (3) DESCRIBE OTHER SERVICE COMPANY PROPERTY:

                                    NONE



                 ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                            For the Year Ended December 31, 2000


                                       SCHEDULE III

                        ACCUMULATED PROVISION FOR DEPRECIATION AND
                         AMORTIZATION OF SERVICE COMPANY PROPERTY

------------------------------------------------------------------------------------------
                                                 ADDITIONS            OTHER
                                       BALANCE AT CHARGED             CHANGES     BALANCE
                                       BEGINNING    TO                 ADD/       AT CLOSE
       DESCRIPTION                      OF YEAR  ACCT 403  RETIREMENT(DEDUCT)(1)  OF YEAR
------------------------------------------------------------------------------------------
                                                          (Thousands of Dollars)
Account
-------
  301  ORGANIZATION
  303  MISCELLANEOUS INTANGIBLE PLANT
  304  LAND AND LAND RIGHTS
  305  STRUCTURES AND IMPROVEMENTS
  306  LEASEHOLD IMPROVEMENTS
  307  EQUIPMENT                                             NONE
  308  OFFICE FURNITURE AND FIXTURES
  309  AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT
  310  AIRCRAFT AND AIRPORT EQUIPMENT
  311  OTHER SERVICE COMPANY
       PROPERTY

AMORTIZATION OF SERVICE COMPANY
PROPERTY

------------------------------------------------------------------------------------------

   (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                                                             NONE



        ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                    For the Year Ended December 31, 2000


                          SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments," state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments," list each investment separately.

--------------------------------------------------------------------------
                                                    BALANCE AT  BALANCE AT
                                                    BEGINNING     CLOSE
                       DESCRIPTION                   OF YEAR     OF YEAR
--------------------------------------------------------------------------
                                                   (Thousands of Dollars)

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES    $        0  $        0

ACCOUNT 124 - OTHER INVESTMENTS                             0           0

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

               Fidelity Institute Tax Exempt Cash
                Portfolio                                  13          13
               Citizens Bank Certificate of Deposit         3           4
                                                    ----------  ----------
                                                           16          17
                                                    ----------  ----------
                                          TOTAL    $       16  $       17
                                                    ==========  ==========



        ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                   For the Year Ended December 31, 2000


          SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

------------------------------------------------------------------------------
                                                         BALANCE AT BALANCE AT
                                                         BEGINNING    CLOSE
                  DESCRIPTION                            OF YEAR     OF YEAR
------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

             Northeast Utilities Service Company         $     2   $        6
             Northeast Nuclear Energy Company                  5            1
             North Atlantic Energy Corporation                 5          127
             Public Service Company of New Hampshire           6           (4)
             The Connecticut Light and Power Company           0           17
                                                         --------   ----------
                                   TOTAL                 $    18    $     147
                                                         ========   ==========

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

                                   NONE




        ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                    For the Year Ended December 31, 2000

              SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED


INSTRUCTIONS:   Report the amount of labor and expenses incurred with
                respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.

--------------------------------------------------------------------------
              DESCRIPTION                     LABOR   EXPENSES    TOTAL
--------------------------------------------------------------------------
                                                 (Thousands of Dollars)

ACCOUNT 152 - FUEL STOCK EXPENSES                       NONE
              UNDISTRIBUTED



              ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                         For the Year Ended December 31, 2000

                     SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.
--------------------------------------------------------------------------------------

              DESCRIPTION                               LABOR    EXPENSES     TOTAL
-------------------------------------------------------------------------------------
                                                     (Thousands of Dollars)
ACCOUNT 163 - STORES EXPENSE
              UNDISTRIBUTED

              Balance at prior year end              $      80  $      18  $      98

              Amount incurred during the year            2,613       (136)     2,477

The above stores expenses are billed back to each of the companies listed below:

         Associate Companies:
              The Connecticut Light and Power Company     (108)         5       (103)
              North Atlantic Energy Corporation           (960)        46       (914)

         Non-Associate Companies                        (1,599)        76     (1,523)
                                                     ---------- ---------- ----------

                               TOTAL                 $      26  $       9  $      35
                                                     ========== ========== ==========






    ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                  For the Year Ended December 31, 2000



                             SCHEDULE VIII

                MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account. Items less than
               $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------
                                                       BALANCE AT BALANCE AT
                                                       BEGINNING     CLOSE
                    DESCRIPTION                         OF YEAR     OF YEAR
------------------------------------------------------------------------------
                                                       (Thousands of Dollars)

ACCOUNT 174 - MISCELLANEOUS CURRENT                      NONE
                  AND ACCRUED ASSETS




          ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                       For the Year Ended December 31, 2000


                                    SCHEDULE IX

                            MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

---------------------------------------------------------------------------------
                                                          BALANCE AT  BALANCE AT
                                                          BEGINNING   CLOSE
                   DESCRIPTION                            OF YEAR     OF YEAR
---------------------------------------------------------------------------------
                                                          (Thousands of Dollars)
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Noncurrent receivable from Joint Owner funding              $ 31,111     $ 33,767
Westinghouse Reactor Coolant Pump Settlement                     555          429
Accounting Treatment Change for Payroll                          269          239
Engineering & Supervision Overheads                                0           43
Allocable Performance Pay                                          0           90
Miscellaneous (>100 items)                                        14            0
Preliminary Engineering for:
               Station Support Building                            0          581
               CAP System Enhancements                             0           67
               Steam generator blowdown                           30           30
               Miscellaneous (4 items)                             1            2
                                                             --------    --------
                                  TOTAL                      $ 31,980    $ 35,248
                                                             ========    ========



        ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                  For the Year Ended December 31, 2000


                                SCHEDULE X

          RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES


INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

-------------------------------------------------------------------------------
                           DESCRIPTION                          AMOUNT
-------------------------------------------------------------------------------
                                                       (Thousands of Dollars)

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR                           NONE
              DEMONSTRATION EXPENDITURES


                 ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                            For the Year Ended December 31, 2000

                                        SCHEDULE XI

                                    PROPRIETARY CAPITAL
-------------------------------------------------------------------------------------------------
                                 NUMBER OF  PAR OR STATED  OUTSTANDING CLOSE OF PERIOD
ACCOUNT                            SHARES       VALUE      ---------------------------
NUMBER     CLASS OF STOCK        AUTHORIZED   PER SHARE    NO. OF SHARES  TOTAL AMOUNT
-------------------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)

201     COMMON STOCK ISSUED         1,000      $ 1.00         1,000       $      1

-------------------------------------------------------------------------------------------------

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.
-------------------------------------------------------------------------------------------------
            DESCRIPTION                                     AMOUNT
-------------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL              $        9

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                      0
                                                           ---------
                                            TOTAL        $        9
                                                           =========

-------------------------------------------------------------------------------------------------


INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the Uniform Systems of
               Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.
-------------------------------------------------------------------------------------------------
                                 BALANCE AT NET INCOME                    BALANCE
                                 BEGINNING   OR            DIVIDENDS      AT CLOSE
            DESCRIPTION           OF YEAR   (LOSS)           PAID         OF YEAR
-------------------------------------------------------------------------------------------------
                                            (Thousands of Dollars)
ACCOUNT 216-UNAPPROPRIATED RETAINED
            EARNINGS

                                     $  2      $  1          $  0           $  3
                                     ====      ====          ====           ====




                       ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                   For the Year Ended December 31, 2000

                                                SCHEDULE XII

                                               LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received
               shall be shown under the class and series of obligation column.   For Account 224 -- Other
               long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

------------------------------------------------------------------------------------------------------------------
                       TERMS OF OBLIG.  DATE                      BALANCE AT                    BALANCE AT
                       CLASS & SERIES    OF    INTEREST  AMOUNT    BEGINNING          DEDUCTIONS  CLOSE
NAME OF CREDITOR        OF OBLIGATION MATURITY   RATE  AUTHORIZED   OF YEAR  ADDITIONS   (1)     OF YEAR
------------------------------------------------------------------------------------------------------------------
                                                                                      (Thousands of Dollars)
ACCOUNT 223-ADVANCES FROM
            ASSOCIATE COMPANIES

    TOTAL ADVANCES FROM ASSOCIATES                                   NONE


ACCOUNT 224-OTHER
            LONG-TERM DEBT

    TOTAL OTHER LONG-TERM DEBT                                       NONE


(1) GIVE AN EXPLANATION OF DEDUCTIONS:
                                                                     NONE



              ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 2000

                   SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company.  Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

--------------------------------------------------------------------------------
                                                      BALANCE AT    BALANCE AT
                                                      BEGINNING     CLOSE
                      DESCRIPTION                     OF YEAR       OF YEAR
--------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES
                                                             NONE

--------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities Service Company                     $    2,288  $    2,293
Northeast Nuclear Electric Company                              18          59
Northeast Generation Service Company                             0          74
Public Service Company of New Hampshire                         36          52
                                                          --------  ----------
                                         TOTAL          $    2,342  $    2,478
                                                          ========  ==========

--------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Accrued payroll and other employee payables             $    5,817  $    3,673
Accrued Pension Cost                                        29,362      31,893
On-hand operations funding from associate companies:
              North Atlantic Energy Corporation                843       1,101
              The Connecticut Light & Power Company             95         124
On-hand operations funding from non-associate companies      1,406       1,835
                                                          --------  ----------
                                         TOTAL          $   37,523  $   38,626
                                                          ========  ==========



              ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                          For the Year Ended December 31, 2000

                                      SCHEDULE XIV

                             NOTES TO FINANCIAL STATEMENTS
                             -----------------------------


INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General: North Atlantic Energy Service Corporation (the Company or NAESCO) is a wholly owned subsidiary of Northeast Utilities (NU). The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO), North Atlantic Energy Corporation (NAEC), and Holyoke Water Power Company (HWP) are electric production and distribution operating subsidiaries which comprise, in part, the Northeast Utilities System (the NU system) and are wholly owned by NU. Additional subsidiaries provide natural gas distribution in Connecticut or various energy related and telecommunications activities in a competitive business environment.

The NU system furnishes franchised retail electric service in Connecticut, New Hampshire, and western Massachusetts through three wholly owned subsidiaries: CL&P, PSNH, and WMECO. NAEC sells all of its entitlement to the capacity and output of the Seabrook Nuclear Power Project (the Project or Seabrook) to PSNH under two life-of-unit, full cost recovery contracts. In addition to its retail service, the NU system furnishes firm and other wholesale electric services to various municipalities and other utilities, and participates in limited retail access programs, which provide off-system retail electric service. The NU system serves in excess of 30 percent of New England's electric needs and is one of the 25 largest electric utility systems in the country as measured by revenues.

The Company acts as agent in operating the Project pursuant to the Seabrook Project Managing Agent Operating Agreement (the Managing Agent Agreement) and the Seabrook Project Disbursing Agent Agreement (the Disbursing Agent Agreement). The Project is owned jointly by NAEC, CL&P and nine non-affiliated New England utility companies as tenants in common with undivided interests (the Seabrook Joint Owners). The cost of the Project is recorded on the books of the Seabrook Joint Owners based upon their proportionate ownership share of the Project. The Company does not have an ownership interest in the Project. The Company is only liable for payroll related expenditures and liabilities. The Seabrook Joint Owners are severally responsible for their respective share of the costs of operating and maintaining the Project. This funding is provided to the company in advance of such costs being incurred.

Ownership percentages of the Project as of December 31, 2000 were as follows:

                                                            OWNERSHIP
     PARTICIPANTS                                             SHARE
     ------------                                           ---------

     Canal Electric Company                                   3.52317%
     Great Bay Power Corporation                             12.13240
     Hudson Light & Power Department                          0.07737
     Little Bay Power Corporation                             2.89989
     Massachusetts Municipal Wholesale Electric Company      11.59340
     New England Power Company                                9.95766
     New Hampshire Electric Cooperative, Inc.                 2.17391
     North Atlantic Energy Corporation                       35.98201
     Taunton Municipal Lighting Plant                         0.10034
     The Connecticut Light and Power Company                  4.05985
     The United Illuminating Company                         17.50000
                                                            ---------
                                                            100.00000%
                                                            =========

Other wholly owned subsidiaries of NU provide support services to the Company. Northeast Utilities Service Company (NUSCO) provides certain administrative support to the Company, pursuant to the Service Agreement between NUSCO and NAESCO acting as agent for the Seabrook Joint Owners, as amended, and to other NU system companies. Billings from NUSCO recorded by the Company approximated $6,064,000 and $6,034,000 in 2000 and 1999, respectively. PSNH provides certain services to the Company pursuant to the Service Agreement between PSNH and NAESCO acting as agent for the Seabrook Joint Owners, as amended. Billings from PSNH recorded by the Company were approximately $659,000 and $587,000 in 2000 and 1999, respectively.

All transactions among affiliated companies are on a recovery of cost basis, which may include amounts representing a return on equity, and are subject to approval of various Federal and state regulatory agencies.

Method of Accounting: The accompanying financial statements were prepared in accordance with the Uniform System of Accounts for Mutual and Subsidiary Service Companies, promulgated pursuant to the Public Utility Holding Company Act of 1935, as modified (1935 Act). This system of accounts follows, with modifications, the Federal Energy Regulatory Commission's (the FERC) Uniform System of Accounts and the Managing Agent Agreement. The financial statements reflect expenses associated with managing, operating, and maintaining the Project, excluding decommissioning costs, property taxes, amortization of nuclear fuel, reserves, and book depreciation. These expenses are recorded by the Joint Owners. Pursuant to the Managing Agent Agreement, NAESCO does not earn a return on capital; therefore, revenues represent the sum of the Company's operating expenses and other deductions.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Public Utility Regulation: NU and its subsidiaries, including the Company, are registered with the Securities and Exchange Commission as a holding company under the 1935 Act, and it and its subsidiaries, including the Company, are subject to the provisions of the 1935 Act. The Company is a registered utility company in the State of New Hampshire and is subject to appropriate regulation by the New Hampshire Public Utilities Commission (NHPUC). The Seabrook Joint Owners, whom the Company represents as agent, are subject to further regulation by the FERC. The Company, therefore, follows the accounting policies prescribed by the FERC.

2.  PENSION AND POSTRETIREMENT BENEFITS

Pension: Employees of NAESCO are covered by the NU system's uniform noncontributory defined benefit plan covering all of its regular employees. Benefits are based on years of service and the employees' highest compensation during 60 consecutive months of employment. The Company's allocated portion of the NU system's pension cost for 2000 and 1999, part of which was capitalized and billed as utility plant, approximated $2,531,000 and $6,239,000, respectively.

Currently, the NU system funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. There was no funding in 2000 or 1999. Pension costs are determined using market-related values of pension assets.

Postretirement Benefits: The Company also provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (referred to as SFAS 106 benefits). These benefits are available for employees retiring from the Company who have met specified service requirements. For current employees and certain retirees, the total postretirement benefit is limited to two times the 1993 per-retiree health care cost. The postretirement benefit obligation has been calculated based on this assumption. The expected cost of postretirement benefits, primarily health and life insurance benefits are charged to expense during the years that eligible employees render service. The Company is funding its postretirement benefit costs through external trusts. The annually funded amounts are tax deductible under the Internal Revenue Code. Actuarially determined total postretirement benefits, part of which were capitalized and billed as utility plant, approximated $707,000 in 2000 and $804,000 in 1999.

Pension and postretirement benefit assets are invested primarily in domestic and international equity securities and bonds.

The components of net cost for the Company (in thousands) are:

                                                                As of December 31,
                                                ------------------------------------------------
                                                   Pension Benefits      Postretirement Benefits
                                                   2000        1999          2000        1999
                                                ------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year.......  $(80,883)    $(72,762)    $ (9,387)    $(8,746)
Service cost..................................    (4,236)      (4,619)        (546)       (642)
Interest cost.................................    (6,011)      (5,280)        (861)       (674)
Plan Amendment................................      -          (3,157)        -           -
Transfers.....................................        77           23         -           -
Special Termination Benefits..................      -          (2,318)        -           -
Actuarial gain/(loss).........................       899        6,396       (1,799)         95
Benefits paid.................................     3,688          834          863         580
                                                --------     --------     --------     -------
Benefit obligation at end of year.............   (86,466)     (80,883)     (11,730)     (9,387)

Change in plan assets:
Fair value of plan assets at beginning
  of year.....................................    74,323       65,263        8,730       7,574
Actual return on plan assets..................      (249)       9,917          429         932
Employer contribution.........................      -            -             706         804
Transfers.....................................       (77)         (23)        -           -
Benefits Paid.................................    (3,688)        (834)        (863)       (580)
                                                --------     --------     --------     -------
Fair value of plan assets at end of year......    70,309       74,323        9,002       8,730

Funded status at year end.....................   (16,157)      (6,560)      (2,728)       (657)
Unrecognized net gain.........................   (23,627)     (31,366)         833      (1,394)
Unrecognized prior service cost...............     7,324        7,934         -           -
Unrecognized net transition obligation........       567          630        1,894       2,051
                                                --------     --------     --------     -------
Accrued benefit cost..........................  $(31,893)    $(29,362)    $     (1)    $  -
                                                ========     ========     ========     =======

The following actuarial assumptions were used in calculating the plan's year-end funded status:

                                                       As of December 31,
                                       ------------------------------------------------
                                        Pension Benefits      Postretirement Benefits
                                        2000        1999          2000        1999
                                       ------------------------------------------------
Discount rate....................       7.50%       7.75%         7.50%       7.75%
Compensation/progression rate....       4.50        4.75          4.50        4.75
Health care cost trend rate (a)..       N/A         N/A           5.26        5.57

(a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 4.91 percent by 2001.

The components of net periodic benefit cost (in thousands) are:

                                                         For the Years Ended December 31,
                                                ------------------------------------------------
                                                   Pension Benefits      Postretirement Benefits
                                                   2000        1999          2000        1999
                                                ------------------------------------------------
Service cost..................................   $ 4,237    $ 4,619       $ 545        $ 642
Interest cost.................................     6,011      5,280         861          674
Expected return on plan assets................    (6,349)    (5,540)       (697)        (574)
Amortization of unrecognized net gain.........    (2,040)    (1,110)         -            -
Amortization of prior service cost............       609        609          -            -
Amortization of unrecognized net
  transition obligation.......................        63         63         158          158
Special termination benefits..................       -        2,318          -            -
Other amortization, net.......................       -         -           (160)         (96)
                                                 -------    -------       -----        -----
Net periodic cost.............................   $ 2,531    $ 6,239       $ 707        $ 804
                                                 =======    =======       =====        =====

For calculating pension and postretirement benefit costs, the following assumptions were used:

                                                For the Years Ended December 31,
                                       ------------------------------------------------
                                        Pension Benefits      Postretirement Benefits
                                        2000        1999          2000        1999
                                       ------------------------------------------------
Discount rate....................       7.75%       7.00%         7.75%       7.00%
Expected long-term rate
  of return......................       9.50        9.50          N/A         N/A
Compensation/progression rate....       4.75        4.25          4.70        4.25
Long-term rate of return
  Health assets, net of tax......       N/A         N/A           7.50        7.50
  Life assets....................       N/A         N/A           9.50        9.50

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects (in thousands):


                                           One Percentage     One Percentage
                                           Point Increase     Point Decrease
                                           --------------     --------------

Effect on total service and
  interest cost components                       $ 36             $ (36)

Effect on postretirement
  benefit obligation                             $306             $(312)

The trust holding the health plan assets is subject to Federal income taxes.

3.  LEASES

The Company, on behalf of the Seabrook Joint Owners, has entered into operating lease agreements for certain data processing equipment, office equipment, vehicles and offsite facilities. The Company does not enter into capital leases. Operating lease costs charged to expense approximated $1,404,000 and $1,508,000 in 2000 and 1999, respectively.

The provisions of these lease agreements generally provide for renewal options. The Company has no noncancelable leases.

4.  INCOME TAX EXPENSE

The components of the Federal and state income tax provisions (in thousands) are:

                                           For the Years Ended
                                               December 31,
                                            ------------------
                                             2000       1999
                                            ------     ------
    Current income taxes:
      Federal                               $  51      $ 151
      State                                  (383)      (313)
                                            -----      -----
        Total current                        (332)      (162)

    Deferred income taxes, net:
      Federal                                  (7)       (55)
      State                                    -          13
                                            -----      -----
        Total deferred                         (7)       (42)
                                            -----      -----
        Total income tax expenses           $(339)     $(204)
                                            =====      =====

All income taxes were charged to operating expenses in both 2000 and 1999.

Deferred income taxes (in thousands) are comprised of the tax effects of temporary differences as follows:

                                          For the Years Ended
                                               December 31,
                                            ------------------
                                             2000       1999
                                            ------     ------

Software amortization                        $ 18      $ 108
Injuries and damages reserve                  (93)      (101)
Charitable contributions                       45          2
Other                                          23        (51)
                                             ----      -----
  Deferred income taxes, net                 $ (7)     $ (42)
                                             ====      =====

A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate (in thousands) is as follows:

                                          For the Years Ended
                                               December 31,
                                            ------------------
                                             2000       1999
                                            ------     ------

Expected Federal income tax at 35
  percent of pretax income                  $(118)     $ (71)
Tax effect of differences:
  State income taxes, net of
    federal benefit                          (249)      (212)
  Other, net                                   28         79
                                            -----      -----
     Total income tax expense               $(339)     $(204)
                                            =====      =====

The Company, as a wholly-owned subsidiary of NU, is included in NU's consolidated tax return. Income tax expense is determined on a separate company basis.



          ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                       For the Year Ended December 31, 2000

                                  SCHEDULE XV
                          COMPARATIVE INCOME STATEMENT

--------------------------------------------------------------------------------
   ACCT          DESCRIPTION                                 2000        1999
--------------------------------------------------------------------------------
                                                          (Thousands of Dollars)
          INCOME
          ------
   457    Services Rendered to Associate Companies        $  68,611  $   68,558
   458    Services Rendered to Nonassociate Companies       102,738     102,657
   421    Miscellaneous Income or (Loss)                         81         112
                                                           ---------  ---------
                                    Total Income            171,430     171,327
                                                           ---------  ---------
          EXPENSE
          -------
  Nuclear Power Expenses
   517    Operation Supervision and Engineering           $  22,723  $   23,451
   518    Nuclear Fuel Expense                                7,509       8,209
   519    Coolants and Water                                  2,235       2,180
   520    Steam Expenses                                     22,156      16,999
   523    Electric Expenses                                     832       4,520
   524    Miscellaneous Nuclear Power Expenses               31,226      28,092
   528    Maintenance Supervision and Engineering            12,539      10,994
   529    Maintenance of Structures                           3,262       3,328
   530    Maintenance of Reactor Plant Equipment             18,301      21,160
   531    Maintenance of Electric Plant                      21,109      16,674
   532    Maintenance of Miscellaneous Nuclear Plant            853         499
  Transmission Expenses
   570    Maintenance of Station Equipment                      237         135
  Administrative and General Expenses
   920    Salaries and Wages                                  5,242       4,368
   921    Office Supplies and Expenses                          886         828
   922    Administrative Expense Transferred-Credit               0           0
   923    Outside Services Employed                           2,022       2,221
   924    Property Insurance                                    342       1,739
   925    Injuries and Damages                                1,378       1,768
   926    Employee Pensions and Benefits                     12,543      17,950
   928    Regulatory Commission Expense                           6           6
  930.1   General Advertising Expenses                           20          99
  930.2   Miscellaneous General Expenses                        121         247
   931    Rents                                                 732         809
   935    Maintenance of General Plant                           26          97
  All Other Expenses
   408    Taxes Other Than Income Taxes                       4,583       4,740
   409    Income Taxes                                         (332)       (162)
   410    Provision for Deferred Income Taxes                   337         171
   411    Provision for Deferred Income Taxes                  (344)       (213)
  426.1   Donations                                             145          98
  426.5   Other Deductions                                      641         269
   431    Other Interest Expense                                 99          51
                                                           ---------  ----------
                                    Total Expense           171,429     171,327
                                                           ---------  ----------
                              Net Income or (Loss)        $       1  $        0
                                                           =========  ==========



           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                      For the Year Ended December 31, 2000

                             ANALYSIS OF BILLING

                             ASSOCIATE COMPANIES
                                 ACCOUNT 457


-----------------------------------------------------------------------------
                                  DIRECT     INDIRECT COMPENSATION      TOTAL
                                  COSTS       COSTS      FOR USE       AMOUNT
NAME OF ASSOCIATE COMPANY         CHARGED    CHARGED   OF CAPITAL      BILLED
-----------------------------------------------------------------------------
                                 (Thousands of Dollars)

                                    457-1      457-2        457-3
                                 --------------------------------------------

The Connecticut Light and Power    $ 6,956    $            $         $ 6,956
           Company

North Atlantic Energy Corporation   61,655                            61,655
                                   -------    ------       ------    -------

                   TOTAL           $68,611    $    0       $    0    $68,611
                                   =======    ======       ======    =======


                    ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                For the Year Ended December 31, 2000

                                         ANALYSIS OF BILLING

                                        NONASSOCIATE COMPANIES
                                             ACCOUNT 458


                                   DIRECT    INDIRECT    COMPENSATION          EXCESS       TOTAL
             NAME OF                COSTS     COSTS       FOR USE     TOTAL        OR       AMOUNT
        NONASSOCIATE COMPANY       CHARGED   CHARGED     OF CAPITAL   COSTS   DEFICIENCY    BILLED

                                  (Thousands of Dollars)
                                       458-1   458-2       458-3                458-4
                                  -----------------------------------------------------------------
Canal Electric Company            $   6,037   $       0   $     0  $   6,037     $    0  $   6,037
Great Bay Power Corporation          20,789                           20,789                20,789
Hudson Light & Power Dept.              133                              133                   133
Little Bay Power Corporation          4,969                            4,969                 4,969
Massachusetts Municipal Wholesale
            Electric Company         19,865                           19,865                19,865
New England Power Company            17,063                           17,063                17,063
New Hampshire Electric Coop.          3,725                            3,725                 3,725
Taunton Municipal Lighting Plant        172                              172                   172
United Illuminating Company          29,985                           29,985                29,985
                                    --------    --------    ------   --------      -----   --------
                                  $ 102,738   $       0   $     0  $ 102,738     $    0  $ 102,738
                                    ========    ========    ======   ========      =====   ========

INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:

The Company acts as agent in operating Seabrook Station for the nonassociate companies.




            ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                        For the Year Ended December 31, 2000

                                   SCHEDULE XVI
                           ANALYSIS OF CHARGES FOR SERVICE
                         ASSOCIATE AND NONASSOCIATE COMPANIES

-------------------------------------------------------------------------------------
                                                          ASSOCIATE COMPANY  CHARGES
 ACCOUNT                                                  DIRECT    INDIRECT
  NUMBER         DESCRIPTION OF ITEMS                     COST      COST     TOTAL
-------------------------------------------------------------------------------------
   Nuclear Power Expenses
   517    Operation Supervision and Engineering           $  9,099   $      $  9,099
   518    Nuclear Fuel Disposal                              3,007             3,007
   519    Coolants and Water                                   895               895
   520    Steam Expenses                                     8,872             8,872
   523    Electric Expenses                                    333               333
   524    Miscellaneous Nuclear Power Expenses              12,502            12,502
   528    Maintenance Supervision and Engineering            5,021             5,021
   529    Maintenance of Structures                          1,306             1,306
   530    Maintenance of Reactor Plant Equipment             7,328             7,328
   531    Maintenance of Electric Plant                      8,452             8,452
   532    Maintenance of Miscellaneous Nuclear Plant           342               342
  Transmission Expenses
   570    Maintenance of Station Equipment                      95                95
  Administrative and General Expenses
   920    Salaries and Wages                                 2,099             2,099
   921    Office Supplies and Expenses                         355               355
   922    Administrative Expense Transferred-Credit              0                 0
   923    Outside Services Employed                            810               810
   924    Property Insurance                                   137               137
   925    Injuries and Damages                                 552               552
   926    Employee Pensions and Benefits                     5,022             5,022
   928    Regulatory Commission Expense                          2                 2
  930.1   General Advertising Expenses                           8                 8
  930.2   Miscellaneous General Expenses                        48                48
   931    Rents                                                293               293
   935    Maintenance of General Plant                          10                10
  All Other Expenses
   408    Taxes Other Than Income Taxes                      1,835             1,835
   409    Income Taxes                                        (133)             (133)
   410    Provision for Deferred Income Tax                    135               135
   411    Provision for Deferred Income Tax                   (138)             (138)
  426.1   Donations                                             58                58
  426.5   Other Deductions                                     257               257
   431    Other Interest Expense                                40                40
                                                            ---------------------------
                              TOTAL EXPENSES =              68,642      0     68,642

   421    Miscellaneous Non-Operating Income                   (32)              (32)
          Net Income                                             1                 1
                                                            ---------------------------
               TOTAL COST OF SERVICE =                    $ 68,611   $  0   $ 68,611
                                                            ===========================



INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


             ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                       For the Year Ended December 31, 2000

                                  SCHEDULE XVI
                          ANALYSIS OF CHARGES FOR SERVICE
                       ASSOCIATE AND NONASSOCIATE COMPANIES

---------------------------------------------------------------------------------------
                                                          NONASSOCIATE COMPANY CHARGES
 ACCOUNT                                                  DIRECT    INDIRECT
  NUMBER         DESCRIPTION OF ITEMS                     COST      COST    TOTAL
---------------------------------------------------------------------------------------
   Nuclear Power Expenses
   517    Operation Supervision and Engineering           $  13,624   $     $  13,624
   518    Nuclear Fuel Disposal                               4,502             4,502
   519    Coolants and Water                                  1,340             1,340
   520    Steam Expenses                                     13,284            13,284
   523    Electric Expenses                                     499               499
   524    Miscellaneous Nuclear Power Expenses               18,724            18,724
   528    Maintenance Supervision and Engineering             7,518             7,518
   529    Maintenance of Structures                           1,956             1,956
   530    Maintenance of Reactor Plant Equipment             10,973            10,973
   531    Maintenance of Electric Plant                      12,657            12,657
   532    Maintenance of Miscellaneous Nuclear Plant            511               511
  Transmission Expenses
   570    Maintenance of Station Equipment                      142               142
  Administrative and General Expenses
   920    Salaries and Wages                                  3,143             3,143
   921    Office Supplies and Expenses                          531               531
   922    Administrative Expense Transferred-Credit               0                 0
   923    Outside Services Employed                           1,212             1,212
   924    Property Insurance                                    205               205
   925    Injuries and Damages                                  826               826
   926    Employee Pensions and Benefits                      7,521             7,521
   928    Regulatory Commission Expense                           4                 4
  930.1   General Advertising Expenses                           12                12
  930.2   Miscellaneous General Expenses                         73                73
   931    Rents                                                 439               439
   935    Maintenance of General Plant                           16                16
  All Other Expenses
   408    Taxes Other Than Income Taxes                       2,748             2,748
   409    Income Taxes                                         (199)             (199)
   410    Provision for Deferred Income Tax                     202               202
   411    Provision for Deferred Income Tax                    (206)             (206)
  426.1   Donations                                              87                87
  426.5   Other Deductions                                      384               384
   431    Other Interest Expense                                 59                59
                                                          -----------------------------
                              TOTAL EXPENSES =              102,787      0    102,787

   421    Miscellaneous Non-Operating Income                    (49)              (49)
          Net Income                                              0                 0
                                                          -----------------------------
               TOTAL COST OF SERVICE =                    $ 102,738   $  0  $ 102,738
                                                          =============================

INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

            ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                       For the Year Ended December 31, 2000

                                 SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES

--------------------------------------------------------------------------------------
                                                          TOTAL CHARGES FOR SERVICE
 ACCOUNT                                                  DIRECT    INDIRECT
  NUMBER         DESCRIPTION OF ITEMS                     COST      COST    TOTAL
--------------------------------------------------------------------------------------
   Nuclear Power Expenses
   517    Operation Supervision and Engineering           $  22,723  $      $  22,723
   518    Nuclear Fuel Disposal                               7,509             7,509
   519    Coolants and Water                                  2,235             2,235
   520    Steam Expenses                                     22,156            22,156
   523    Electric Expenses                                     832               832
   524    Miscellaneous Nuclear Power Expenses               31,226            31,226
   528    Maintenance Supervision and Engineering            12,539            12,539
   529    Maintenance of Structures                           3,262             3,262
   530    Maintenance of Reactor Plant Equipment             18,301            18,301
   531    Maintenance of Electric Plant                      21,109            21,109
   532    Maintenance of Miscellaneous Nuclear Plant            853               853
  Transmission Expenses
   570    Maintenance of Station Equipment                      237               237
  Administrative and General Expenses
   920    Salaries and Wages                                  5,242             5,242
   921    Office Supplies and Expenses                          886               886
   922    Administrative Expense Transferred-Credit               0                 0
   923    Outside Services Employed                           2,022             2,022
   924    Property Insurance                                    342               342
   925    Injuries and Damages                                1,378             1,378
   926    Employee Pensions and Benefits                     12,543            12,543
   928    Regulatory Commission Expense                           6                 6
  930.1   General Advertising Expenses                           20                20
  930.2   Miscellaneous General Expenses                        121               121
   931    Rents                                                 732               732
   935    Maintenance of General Plant                           26                26
  All Other Expenses
   408    Taxes Other Than Income Taxes                       4,583             4,583
   409    Income Taxes                                         (332)             (332)
   410    Provision for Deferred Income Tax                     337               337
   411    Provision for Deferred Income Tax                    (344)             (344)
  426.1   Donations                                             145               145
  426.5   Other Deductions                                      641               641
   431    Other Interest Expense                                 99                99
                                                          ----------------------------
                              TOTAL EXPENSES =              171,429      0    171,429

   421    Miscellaneous Non-Operating Income                    (81)              (81)
          Net Income                                              1                 1
                                                          ----------------------------
               TOTAL COST OF SERVICE =                    $ 171,349  $   0  $ 171,349
                                                          ============================

INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


         ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                     For the Year Ended December 31, 2000

                                SCHEDULE XVII
                     SCHEDULE OF EXPENSE DISTRIBUTION BY
                       DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------------
 ACCOUNT                                                              SERVICE
                                                                      FUNCTION
                                                                      ------------
                                                 TOTAL                SEABROOK
 NUMBER       DESCRIPTION OF ITEMS               AMOUNT     OVERHEAD  STATION
----------------------------------------------------------------------------------
                                                 (Thousands of Dollars)
  Nuclear Power Expenses
   517   Operation Supervision and Engineering   $  22,723  $         $    22,723
   518   Nuclear Fuel Disposal                       7,509                  7,509
   519   Coolants and Water                          2,235                  2,235
   520   Steam Expenses                             22,156                 22,156
   523   Electric Expenses                             832                    832
   524   Miscellaneous Nuclear Power Expenses       31,226                 31,226
   528   Maintenance Supervision and Engineering    12,539                 12,539
   529   Maintenance of Structures                   3,262                  3,262
   530   Maintenance of Reactor Plant Equipment     18,301                 18,301
   531   Maintenance of Electric Plant              21,109                 21,109
   532   Maintenance of Miscellaneous Nuclear Plant    853                    853
  Transmission Expenses
   570   Maintenance of Station Equipment              237                    237
  Administrative and General Expenses
   920   Salaries and Wages                          5,242                  5,242
   921   Office Supplies and Expenses                  886                    886
   922   Administrative Expense Transferred Credit       0                      0
   923   Outside Services Employed                   2,022                  2,022
   924   Property Insurance                            342                    342
   925   Injuries and Damages                        1,378                  1,378
   926   Employee Pensions and Benefits             12,543                 12,543
   928   Regulatory Commission Expense                   6                      6
  930.1  General Advertising Expenses                   20                     20
  930.2  Miscellaneous General Expenses                121                    121
   931   Rents                                         732                    732
   935   Maintenance of General Plant                   26                     26
  All Other Expenses                                     0
   408   Taxes Other Than Income Taxes               4,583                  4,583
   409   Income Taxes                                 (332)                  (332)
   410   Provision for Deferred Taxes                  337                    337
   411   Provision for Deferred Taxes                 (344)                  (344)
  426.1  Donations                                     145                    145
  426.5  Other Deductions                              641                    641
   431   Other Interest Expense                         99                     99
                                                   --------   -------   ----------
                                TOTAL EXPENSES   $ 171,429  $      0  $   171,429
                                                   ========   =======   ==========



INSTRUCTIONS:  Indicate each department or service function.  (See Instruction
               01-3, General Structure of Accounting System: Uniform System of Accounts)


              ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                            For the Year Ended December 31, 2000

                                        SCHEDULE XVII
                                        -------------

                                KEYS FOR SERVICE FUNCTIONS
                                --------------------------

  KEYS       SERVICE FUNCTION
  ----       ----------------

             The individual unit for which NAESCO provides service is listed separately on Page 24.



          ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                  For the Year Ended December 31, 2000
                   DEPARTMENTAL ANALYSIS OF SALARIES



NAME OF DEPARTMENT                   DEPARTMENTAL SALARY EXPENSE
------------------                   INCLUDED IN AMOUNTS BILLED TO     NUMBER OF
                                     ----------------------------------PERSONNEL
Indicate each department   TOTAL     PARENT    OTHER       NON            END
     or service function.  AMOUNT    COMPANY   ASSOCIATES  ASSOCIATES   OF YEAR
--------------------------------------------------------------------------------
                           (Thousands of Dollars)
Seabrook Station           $ 62,850  $           $ 25,166    $ 37,684       784
                            -------   -------     -------     ------- ---------
                           $ 62,850  $      0    $ 25,166    $ 37,684       784
                            =======   =======     =======     ======= =========




             ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 2000

                             OUTSIDE SERVICES EMPLOYED

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.
               If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

--------------------------------------------------------------------------------------
                                                   RELATIONSHIP
                                                   "A"-ASSOCIATE
                                                     "NA"-NON
   FROM WHOM PURCHASED                               ASSOCIATE      AMOUNT
--------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
COMPUTER AND COMMUNICATION SERVICES

CNEX                                                    NA      $       138
Data Systems & Solutions, LLC                           NA              115
Microware Technologies                                  NA              118
Northeast Utilities Service Company                      A            2,899
SCS Systems                                             NA              112
Verizon                                                 NA              116
Miscellaneous (50 payees)                               NA              726
                                                                  ----------
                          TOTAL COMPUTER SERVICES               $     4,224
                                                                  ==========

ENGINEERING SERVICES

Electric Power Research Institute                       NA      $       121
Institute of Nuclear Power Operators                    NA              161
Northeast Utilities Service Company                      A              151
NUCON Engineering Associates, Inc.                      NA              118
Numanco, LLC                                            NA              141
Proto Power Corp.                                       NA              202
Raytheon Nuclear Inc.                                   NA              292
Westinghouse Electric Co.                               NA              260
Miscellaneous (47 payees)                               NA            1,417
                                                                  ----------
                          TOTAL ENGINEERING SERVICES            $     2,863
                                                                  ==========

LEGAL SERVICES

Morgan, Lewis, & Bokius, LLP                            NA      $       305
Northeast Utilities Service Company                      A              101
Miscellaneous (12 payees)                               NA               91
                                                                  ----------
                          TOTAL LEGAL SERVICES                  $       497
                                                                  ==========


             ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 2000

                             OUTSIDE SERVICES EMPLOYED


SECURITY SERVICES

Burns International Security Services                   NA            1,341
Green Mountain Security Service of NH                   NA      $     3,263
                                                                  ----------
                          TOTAL SECURITY SERVICES               $     4,604
                                                                  ==========

OTHER SERVICES

Adecco / TAD                                            NA      $       170
Exeter Hospital, Inc.                                   NA              201
Food With a Flair                                       NA              169
Normandeau Associates, Inc.                             NA              879
Northeast Utilities Service Company                      A            2,913
Public Service Company of New Hampshire                  A              365
Resource Management Consultants                         NA              101
Scudder Kemper Investments, Inc.                        NA              162
The Pacific Institute                                   NA              302
Miscellaneous (951 payees)                              NA            4,026
                                                                  ----------
                          TOTAL OTHER SERVICES                  $     9,288
                                                                  ==========

                          GRAND TOTAL OUTSIDE SERVICES EMPLOYED $    21,476
                                                                  ==========


             ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 2000

                             OUTSIDE SERVICES EMPLOYED



FROM WHOM
PURCHASED                              DESCRIPTION OF SERVICES
---------------------------------------------------------------------------------------------------------
COMPUTER AND COMMUNICATION SERVICES

CNEX                                   Provides computer based asset divestiture information services.
Data Systems & Solutions, LLC
                                       Provides general and technical computer consulting services.
Microware Technologies                 Provides general computer consulting services.
Northeast Utilities Service Company
                                       See note Page 27C.
SCS Systems                            Provides contract mainframe programming.
Verizon                                Provides communication services.


ENGINEERING SERVICES

Electric Power Research Institute      Provides industry with technical and operational support services.
Institute of Nuclear Power Operators   Provides industry with technical and operational support services.
Northeast Utilities Service Company    See note Page 27C.
NUCON Engineering Associates, Inc.     Provides temporary, technical manpower.
Numanco, LLC                           Provides temporary, technical manpower.
Proto Power Corp.                      Provides technical inspection and analysis services.
Raytheon Nuclear Inc.                  Provides engineering services.
Westinghouse Electric Co.              Provides engineering, technical, and site services.

LEGAL SERVICES

Morgan, Lewis, & Bokius, LLP           Provides legal services.
Northeast Utilities Service Company    See note Page 27C.


SECURITY SERVICES

Burns International Security Services  Provides security services for baseline security support.
Green Mountain Security Service of NH  Provides security services for baseline security support.


OTHER SERVICES

Adecco / TAD                           Provides temporary, technical manpower.
Exeter Hospital, Inc.                  Provides site occupational health services and medical
                                       consultation for NRC required programs.
Food With a Flair                      Provides food service for site meetings.
Normandeau Associates, Inc.            Provides environmental monitoring services.
Northeast Utilities Service Company    See note Page 27C.
Public Service Company of
  New Hampshire                        Provides worker's compensation administration, facilities, and miscellaneous services.
Resource Management Consultants        Provides employee assistance and site access screening services.
Scudder Kemper Investments, Inc.       Provide Decommissioning Fund management.
The Pacific Institute                  Provides performance monitoring, trending, and improvement services.

Note:  Northeast Utilities Service Company provides centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing, and other services.




       ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                  For the Year Ended December 31, 2000

                    EMPLOYEE PENSIONS AND BENEFITS
                             ACCOUNT 926

INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

------------------------------------------------------------------------
                DESCRIPTION                               AMOUNT
------------------------------------------------------------------------
                                                           (Thousands
                                                          of Dollars)

Pension Plan                                              $  2,206
Incentive Goals Plan                                         2,844
Group Life, Long-term Disability, Hospital
       and Medical Insurance Expenses                        5,144
FAS 106 VEBA Funding                                           675
Supplemental and Early Retirement Plans                        684
Employee Stock Option Plan                                   1,003
Other Employee Benefits Expenses                               (13)
                                                            -------
                                           TOTAL          $ 12,543
                                                            =======


             ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 2000


                           GENERAL ADVERTISING EXPENSES
                                   ACCOUNT 930.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

--------------------------------------------------------------------------
                     DESCRIPTION                               AMOUNT
--------------------------------------------------------------------------
                                                               (Thousands
                                                               of Dollars)

Science & Nature Center       New England Aquarium Services    $       12
                              Stone Signs & Designs                     6
                              Various (4 items)                         2
                                                                 ---------
                                                      TOTAL    $       20
                                                                 =========




          ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                     For the Year Ended December 31, 2000

                        MISCELLANEOUS GENERAL EXPENSES
                                ACCOUNT 930.2

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2,
               "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Sections 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441(b)(2)) shall be separately classified.

--------------------------------------------------------------------------
                DESCRIPTION                                    AMOUNT
--------------------------------------------------------------------------
                                                               (Thousands
                                                               of Dollars)

Information Technology / Communication Services                $        5
Medical Services                                                        2
Research and Development                                               73
Employee Services                                                      31
Shareholder Services                                                    2
Tuition and Registrations                                               5
Service Awards                                                          3
                                                                 ---------
                                     TOTAL                     $      121
                                                                 =========


          ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                     For the Year Ended December 31, 2000


                                 RENTS


INSTRUCTIONS:  Provide a listing of the amount included in accounts entitled
               "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

---------------------------------------------------------------------------
             TYPE OF PROPERTY                                      AMOUNT
---------------------------------------------------------------------------
                                                                (Thousands
                                                                of Dollars)

Computers/Data processing equipment                             $      394
Communications equipment                                               104
Vehicles                                                                18
Buildings                                                              238
Equipment and other                                                    754
                                                                  ---------
                                           TOTAL                $    1,508
                                                                  =========



             ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                         For the Year Ended December 31, 2000

                            TAXES OTHER THAN INCOME TAXES
                                      ACCOUNT 408


INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income
               Taxes." Separate the analysis into two groups: (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

-------------------------------------------------------------------------
                KIND OF TAX                                  AMOUNT
-------------------------------------------------------------------------
                                                 (Thousands of Dollars)

(1) Other Than U.S. Government Taxes:

    Insurance Premium Excise Tax                              $       65
    Property Tax                                                      52
    State Unemployment Tax                                             5
    State Business Tax                                               322
                                                                ---------
               Sub-Total                                             444
                                                                ---------

(2) U.S. Government Taxes:

    Federal Unemployment Tax                                          51
    Federal Insurance Contribution Act                             4,088
                                                                ---------
               Sub-Total                                           4,139
                                                                ---------
                                           TOTAL              $    4,583
                                                                =========

           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                      For the Year Ended December 31, 2000


                                 DONATIONS
                               ACCOUNT 426.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

------------------------------------------------------------------------------------
         NAME OF RECIPIENT                PURPOSE OF DONATION       AMOUNT
------------------------------------------------------------------------------------
                                                                    (Thousands
                                                                    of Dollars)
New Hampshire Seacoast United Way   Charitable Contributions         $      60
New Hampshire Estuaries Project     Charitable Contributions                10
AM FM Inc.                          Charitable Contributions                 5
Fish House Foundation               Charitable Contributions                 5
Newburyport Fire Department         Charitable Contributions                 5
Seacoast Repertory Theater          Charitable Contributions                 5
University of New Hampshire         Charitable Contributions                10
Miscellaneous (112 items)           Charitable Contributions                45

                                                                       --------
                                                 TOTAL               $     145
                                                                       ========




          ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                     For the Year Ended December 31, 2000


                               OTHER DEDUCTIONS
                                ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions," classifying such expenses according to their nature.

------------------------------------------------------------------------------
           DESCRIPTION                      NAME OF PAYEE          AMOUNT
------------------------------------------------------------------------------
                                                                   (Thousands
                                                                   of Dollars)

Political activities              S&H/Murphy, Inc.                  $      40
                                  Thelen Reid Priest                        4
                                  Employees                                 3

Executive Incentive Compensation  Various                                 594
                                                                      --------

                            TOTAL                                   $     641
                                                                      ========


           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                     For the Year Ended December 31, 2000

                               SCHEDULE XVIII

                          NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 19A through 19G.





           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                  ORGANIZATION CHART (AS OF DECEMBER 31, 2000)


Executive Vice President and Chief Nuclear Officer Seabrook

  - Director, Engineering

  - Station Director

  - Director, Support Services

  - Manager, Human Resources and Organization Development

  - Manager, Nuclear Oversight

  - Manager, Environmental and Community Relations




           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                      For the Year Ended December 31, 2000

                             Methods of Allocation


All costs are specific to Seabrook Station and are direct charged.




      ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

      ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

                For the Year Ended December 31, 2000


Expenses of Seabrook Station are funded in advance therefore there are no charges for use of capital.



         ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                               SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned office thereunto duly authorized.




                              NORTH ATLANTIC ENERGY SERVICE CORPORATION
                              -----------------------------------------
                                      (Name of Reporting Company)



                              By:  /s/ John J. Roman
                              ---------------------------------
                              (Signature of Signing Officer)



                              John J. Roman - Vice President and Controller
                              ---------------------------------------------
                               (Printed Name and Title of Signing Officer)



                              Date:  April 18, 2001
                                     --------------